Exhibit 99.1

Ayr Wellness Announces Mutual Termination of Proposed

Acquisition of Dispensary 33

MIAMI, January 27, 2023 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the termination of the Company’s previously announced proposed acquisition of the equity interests of Gentle Ventures, LLC d/b/a Dispensary 33 (“Dispensary 33”), and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois.

Following the mutual termination, Ayr will no longer be required to pay the previously announced purchase consideration of $55 million upfront, including $12 million of cash, $3 million of sellers notes and $40 million of stock.

“The cannabis market has changed significantly in the 15 months since we agreed to acquire Dispensary 33. Both parties have acknowledged this reality and engaged in good faith dialogue as we came to the mutual decision to terminate the proposed arrangement,” said David Goubert, President at Ayr. “We are focused on optimizing our business and will prioritize our efforts in markets where we can build meaningful depth and drive strong revenue and cash flow in the near term. Additional plans for optimization include implementation of operating efficiencies, lowering costs across our business, and reorienting our investments into the markets, segments and activities that are most impactful for our growth and profitability.”

To learn more about Ayr Wellness or to locate your nearest dispensary visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com